UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

January 23, 2006

New High-Grade Gold at Dolores Adds to Underground Potential

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that results from recent drilling on its Dolores gold/silver project in Chihuahua, Mexico have continued to expand its high-grade underground potential.

In particular, diamond drill hole D05-430 encountered several high-grade mineralized structures including a downhole interval averaging 33.46 grams per tonne (“gpt”) gold and 17.4 gpt silver over 16 metres, approximately 60 meters beneath the planned, 72.5 million tonne, open-pit mine being developed at Dolores. This interval included six metres grading 84.25 gpt gold and 31.4 gpt silver.

These intercepts further confirm the presence of deep, high-grade gold mineralization at Dolores. They are believed to be contiguous with mineralization encountered in drill holes D05-421, D05-427 and D05-426, located 75, 425 and 450 metres, respectively, to the south. Of note, D05-426 intersected 38 metres grading 8.78 gpt gold, including one metre of 316.25 gpt gold, as reported December 13, 2005. None of this mineralization is included in previous resource estimates.

Company President, Mark Bailey, commented: “These results provide further confidence in the tenor of the high-grade mineralization at depth, beyond the present Dolores project reserves. As drilling progresses, the viability of mining these high-grade ores underground, in addition to the planned open-pit mine, becomes more apparent. We have now commenced a 20,000 meter drilling program to further expand and upgrade this mineralization.”

The results from infill and step-out drilling in 2005 should increase the new Dolores resource estimates that are expected shortly. These results include the most recent holes from south of the open-pit deposit, those reported September 27, 2005 from the West Flank High-Grade Zone, and new shallow resources drilled in the area of the proposed leach pad.

Dolores Mine Development Update

The Company has four drill rigs working at Dolores. They include two diamond core rigs, a reverse circulation rig, and a water-well rig. The core rigs will be used for continued, deep and step-out exploration drilling, and for several engineering geotechnical tests that are required for mine development. The reverse-circulation rig will be used for shallower, near-surface exploration, and for continued condemnation drilling within the area of planned facility sites.

Detailed engineering for the Dolores mine is expected to be completed by the end of March; and the required mine environmental permits are expected in mid-March. Final construction and improvements on the Dolores main mine access road are on schedule for completion in April.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a successful mineral exploration company with advanced projects in Mexico and the United States. The Company is presently developing the Dolores project, with proven and probable reserves of 1.95 million ounces gold and 104 million ounces of silver, and conducting exploration on several other promising gold and silver prospects.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

January 23, 2006

Item 3.	News Release

The News Release dated January 23, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that results from recent drilling on its Dolores gold/silver project in Chihuahua, Mexico have continued to expand its high-grade underground potential.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 23rd day of January, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

January 23, 2006

New High-Grade Gold at Dolores Adds to Underground Potential

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that results from recent drilling on its Dolores gold/silver project in Chihuahua, Mexico have continued to expand its high-grade underground potential.

In particular, diamond drill hole D05-430 encountered several high-grade mineralized structures including a downhole interval averaging 33.46 grams per tonne (“gpt”) gold and 17.4 gpt silver over 16 metres, approximately 60 meters beneath the planned, 72.5 million tonne, open-pit mine being developed at Dolores. This interval included six metres grading 84.25 gpt gold and 31.4 gpt silver.

These intercepts further confirm the presence of deep, high-grade gold mineralization at Dolores. They are believed to be contiguous with mineralization encountered in drill holes D05-421, D05-427 and D05-426, located 75, 425 and 450 metres, respectively, to the south. Of note, D05-426 intersected 38 metres grading 8.78 gpt gold, including one metre of 316.25 gpt gold, as reported December 13, 2005. None of this mineralization is included in previous resource estimates.

Company President, Mark Bailey, commented: “These results provide further confidence in the tenor of the high-grade mineralization at depth, beyond the present Dolores project reserves. As drilling progresses, the viability of mining these high-grade ores underground, in addition to the planned open-pit mine, becomes more apparent. We have now commenced a 20,000 meter drilling program to further expand and upgrade this mineralization.”

The results from infill and step-out drilling in 2005 should increase the new Dolores resource estimates that are expected shortly. These results include the most recent holes from south of the open-pit deposit, those reported September 27, 2005 from the West Flank High-Grade Zone, and new shallow resources drilled in the area of the proposed leach pad.

Dolores Mine Development Update

The Company has four drill rigs working at Dolores. They include two diamond core rigs, a reverse circulation rig, and a water-well rig. The core rigs will be used for continued, deep and step-out exploration drilling, and for several engineering geotechnical tests that are required for mine development. The reverse-circulation rig will be used for shallower, near-surface exploration, and for continued condemnation drilling within the area of planned facility sites.

Detailed engineering for the Dolores mine is expected to be completed by the end of March; and the required mine environmental permits are expected in mid-March. Final construction and improvements on the Dolores main mine access road are on schedule for completion in April.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a successful mineral exploration company with advanced projects in Mexico and the United States. The Company is presently developing the Dolores project, with proven and probable reserves of 1.95 million ounces gold and 104 million ounces of silver, and conducting exploration on several other promising gold and silver prospects.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date January 24, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director